Exhibit (a)(11)

For Longs Drug Stores:

Joele Frank / Steve Frankel / Jamie Moser

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

LONGS ISSUES STATEMENT

Walnut Creek, CA (September 23, 2008) – Longs Drug Stores Corporation (“Longs”) (NYSE: LDG) today issued the following statement in response to the Walgreens (NYSE, NASDAQ: WAG) announcement:

As we indicated on September 17, the Longs Board of Directors determined not to furnish information to, nor have discussions and negotiations with Walgreens. The Walgreens letter of September 22 has no changes to its unsolicited, non-binding expression of interest. In making its determination, the Longs Board considered, among other factors, the following:

•	Walgreens previously reviewed the potential for a transaction with Longs and was not and is not now proposing to accept inherent regulatory risks;
•	Walgreens has not presented a clear roadmap to completion;
•	Walgreens is not proposing to compensate Longs stockholders for delays in consummating a transaction;
•	Walgreens assumes limited antitrust risk and does not provide comparable certainty of consummation to the CVS Caremark transaction; and
•	The Walgreens expression of interest is non-binding, conditioned on diligence and is not financed.

Longs cautioned that Walgreens has given no assurances that the expression of interest will result in a transaction with Longs, at the price set forth in the expression of interest or otherwise. Longs’ Board of Directors continues to recommend to its stockholders that they accept the tender offer by CVS Caremark and tender their shares of Longs in that tender offer.

Wachtell, Lipton, Rosen & Katz is acting as legal advisor to Longs, and JPMorgan is acting as financial advisor.

About Longs Drug Stores

Headquartered in Walnut Creek, California, Longs Drug Stores is one of the most recognized retail drug store chains on the West Coast and in Hawaii. The Company operates 521 retail pharmacies and offers a wide assortment of merchandise focusing on health, wellness, beauty and convenience. Longs also provides pharmacy benefit management services and Medicare beneficiary prescription drug plans through its wholly-owned subsidiary, RxAmerica, LLC. Additional information about Longs and its services is available at www.longs.com and more information about RxAmerica is available at www.rxamerica.com.

Forward-looking statements

This announcement contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this announcement, among others, the risks that the expression of interest from Walgreens will not result in a transaction with Longs, at the price set forth in the expression of interest or otherwise, regulatory and litigation matters and risks; risks that conditions to closing of the Company’s transaction with CVS may not be satisfied and other risks to consummation of the Company’s transaction with CVS, including the risk that the transaction will not be consummated within the expected time period.

Additional Information and Where to Find It

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Longs’ common stock. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other related tender offer materials) filed by CVS Caremark with the Securities and Exchange Commission (SEC) on August 18, 2008. Longs filed a solicitation/recommendation statement with respect to the tender offer on Schedule 14D-9 on August 18, 2008. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the offer and Longs’ Board of Directors recommendation of the tender offer, that should be read carefully before any decision is made with respect to the tender offer. The solicitation/recommendation statement and related materials may also be obtained for free by contacting (925) 979-3979.